United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

PRESS RELEASE

Vale signs leasing contract with Nibrasco
Rio de Janeiro April 30, 2008 — Companhia Vale do Rio Doce (Vale) hereby announces that it has signed a leasing contract involving two pelletizing plants located in Tubarão complex, in Vitória, in the Brazilian state of Espírito Santo, with its affiliated company Companhia Nipo Brasileira de Pelotização — Nibrasco (Nibrasco), due to 30 years, as from May 1, 2008.
Nibrasco, in which Vale and Japanese’s shareholders — Nippon Steel Corporation (NSC), JFE Steel Corporation (JFE), Sumitomo Metal Industries (Sumitomo), Kobe Steel Ltd. (Kobe), Sojitz Corporation (Sojitz) and Nisshin Steel Co. Ltd. (Nisshin) — have stake of 51% and 49%, respectively, produces and sells iron ore pellets. In 2007, Nibrasco had an output of 9.0 million metric tons of iron ore pellets and achieved net earnings of US$ 24 million.
As an outcome of negotiations, Vale has agreed to pay for the leasing an annual payment in order to guarantee shareholders’ the same level of profitability, disregarding the leasing, and the proportional division of synergies obtained by Vale with this leasing transaction. Consequently, Vale will consolidate 100% of Nibrasco’s pelletizing operations in its financial statements, simplifying its financial report.
This decision is consistent with our strategy of searching continuously maximization of shareholder value creation, in this case, through increasing our exposure to iron ore business and capturing synergies in Tubarão complex, including improving efficiency of operational assets and processes.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 30, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations